UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15027187

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUN 15 2015

SEC FILE NUMBER
8- 67573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRIAGO AMERICAS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 PARK AVENUE, SUITE 2001
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VICTOR E. QUIROGA 212-593-4994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNICK, GARBER & SANDLER, LLP
(Name – *if individual, state last, first, middle name*)

825 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VICTOR E. QUIROGA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIAGO AMERICAS, INC., as of MARCH 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

BEATA JANKOWSKI
NOTARY PUBLIC OF CONNECTICUT
MY COMMISSION EXPIRES 06/30/2015

Signature

PARTNER & CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

FINANCIAL STATEMENTS

MARCH 31, 2015

Report of Independent Registered Public Accounting Firm

To the Directors
TRIAGO AMERICAS INC. (D/B/A TRIAGO)

We have audited the accompanying statement of financial condition of TRIAGO AMERICAS INC. (D/B/A TRIAGO) (the "Company") as of March 31, 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 ("SEC Rule 17a-5") and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule 1 required by SEC Rule 17a-5 has been subjected to audit procedures in conjunction with the audit of the Company's financial statements. Such information is the responsibility of management. Our audit procedures included determining whether such information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conforming with SEC Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 12, 2015

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF FINANCIAL CONDITION

AS AT MARCH 31, 2015

ASSETS

Cash	$ 308,484
Accounts receivable (Net of allowance for bad debts of $80,644)	2,095,867
Due from affiliate	1,209
Prepaid expenses and other current assets	44,082
Property and equipment (net of $142,184 accumulated depreciation)	23,837
Deferred taxes	74,000
TOTAL	$ 2,547,479

LIABILITIES

Accounts payable and accrued expenses	$ 36,454
Due to affiliate	111,818
Due to parent company	54,783
Income taxes payable	1,170
Rent payable	63,546
Total liabilities	267,771

STOCKHOLDERS' EQUITY

Common stock - no par value, authorized 1,000 shares, issued 250 shares at stated value	1,100
Additional paid-in capital	2,354,968
Deficit	(76,360)
Total stockholders' equity	2,279,708
TOTAL	$ 2,547,479

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in		Total Stockholders'
	Number	Amount	Capital	(Deficit)	Equity
Stockholders' Equity - April 1, 2014 (as previously reported)	250	$ 1,100	$ 2,354,968	$ (11,358)	$ 2,344,710
Prior period adjustment (See Note J)	-	-	-	(53,000)	(53,000)
Stockholders' Equity - April 1, 2014 (as adjusted)	250	1,100	2,354,968	(64,358)	2,291,710
Net loss for the year ended March 31, 2015				(12,002)	(12,002)
Stockholders' Equity - March 31, 2015	250	$ 1,100	$ 2,354,968	$ (76,360)	$ 2,279,708

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2015

Operating revenues:		
Placement fee income and advisory fees		$ 2,880,514
Operating expenses:		
Salaries	$ 1,163,048	
Payroll taxes and employee benefits	196,506	
Commissions (net of commission revenue of $196,785)	204,500	
Management fees	376,484	
Office supplies and expense	326,420	
Rent and real estate taxes	196,201	
Travel, meals and entertainment	115,397	
Bad debt expense	75,000	
Regulatory fees	25,675	
Business development	28,127	
Utilities and office maintenance	14,176	
Professional and consulting fees	130,339	
Insurance	20,769	
Depreciation	11,720	
Miscellaneous expenses	35,676	
		2,920,038
Loss before other income and income tax benefit		(39,524)
Other income		18,342
Loss before income tax benefit		(21,182)
Income tax benefit		9,180
NET LOSS		$ (12,002)

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2015

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net loss	$ (12,002)
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Bad debts	75,000
Depreciation	11,720
Deferred rent	(47)
Net change in asset and liability accounts:	
Accounts receivable	(750,021)
Due from affiliates	19,140
Due to parent company	(103,516)
Due to affiliates	111,818
Prepaid expenses and other current assets	(5,304)
Deferred taxes	(12,000)
Accounts payable and other current liabilities	(24,239)
Net cash used for operating activities	(689,451)
Cash flows from investing activities:	
Repayment of Advances to affiliate	497,322
Purchases of property, furniture and equipment	(11,522)
Net cash provided by investing activities	485,800
NET DECREASE IN CASH	(203,651)
CASH - APRIL 1, 2014	512,135
CASH - MARCH 31, 2015	$ 308,484
Supplemental disclosures of cash paid for income taxes	$ 6,089

NOTE A - Summary of Significant Accounting Policies

Organization and Business

The Company, which is a 99% owned subsidiary of Triago Management Development S.A., ("Management") provides services which are intended to include providing assistance to clients in raising capital in the primary markets and in managing their positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is licensed by FINRA as a broker dealer. As such, it is registered to do business in the state of New York and in various other states.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2015, the Company had net capital of $33,991, which was $16,140 in excess of the net required minimum capital of $17,851. Under certain circumstances, withdrawals of capital may be restricted.

Rent Expense

For financial accounting purposes, the Company recognizes scheduled rent increases and the benefit of rent abatements over the term of the lease using the straight-line method.

(Continued)

TRIAGO AMERICAS INC.

NOTE A - Summary of Significant Accounting Policies (Continued)

Depreciation

Depreciation of property and equipment is computed on a straight-line basis.

Organization Costs

Costs incurred in the formation and in organizing the Company have been expensed for financial accounting purposes. For tax purposes, certain of these expenses are capitalized and are amortized over five years. These costs represent legal, regulatory registration costs, temporary office space and services, consulting fees and other expenses incurred in connection with the formation of the Company and the creation of its active trade or business.

Revenue Recognition

Based on the nature of the services performed, the Company records fee income and other revenues upon the closing of capital transactions, or when its consultation services are rendered, or when the fee is not contingent upon the performance of future services by the Company, in each instance when it is determined that there are no uncertainties concerning the collection of such fees.

Commission Expense

Commission expense on the Company's primary securities placements are accrued when the placement occurs and are paid upon the collection of the related placement fees earned by the Company and at management's discretion based upon the Company's financial condition and other factors considered by management at that time.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

(Continued)

NOTE B - **Property and Equipment**

Property and equipment at March 31, 2015 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$ 73,847	7
Telecom equipment	28,596	5
Computer equipment	43,649	5
Computer software	3,888	3
Leasehold improvements	16,041	Life of lease
Total	166,021	
Less accumulated depreciation	142,184	
Net	$ 23,837	

NOTE C - **Commitments**

Lease

The Company leases office space in New York City through February 29, 2020. The lease provides for periodic increases of minimum rent, plus escalation charges. The average annual rent under this lease is approximately $205,000.

At March 31, 2015, future minimum annual payments under this lease are due as follows:

Year ending March 31:

2016	221,529
2017	221,529
2018	221,529
2019	221,529
2020	203,068
Total	$1,089,184

(Continued)

NOTE D - Income Taxes

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from the use of a different basis of accounting for tax purposes than that used for financial statement reporting purposes. The company uses the cash basis of accounting for tax purposes and the accrual method for financial statement reporting purposes.

The provision for income taxes consists of the following components:

	Total	Federal	NY State	NY City
Current	$ 2,820	$ -	$ 1,820	$ 1,000
Deferred benefit	(12,000)	(8,000)	(2,000)	(2,000)
Total	$ (9,180)	$ (8,000)	$ (180)	$ (1,000)

At March 31, 2015, the Company has available remaining net operating loss carryforwards for federal, state and local tax purposes of approximately $2,000,000 which begin to expire in 2030.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to prior year net operating losses, organization costs and; uncollected accounts receivable as at March 31, 2015.

The Company's income tax returns have not been examined by the taxing authorities since the Company's inception. The income tax returns for the years ended after March 31, 2011 are open to examination by the taxing authorities.

NOTE E - Exemption from SEC Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 under subparagraph (K)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE F - Related Party Transactions

During the year ended March 31, 2015, $240,000 was charged to the Company by its parent company for administrative services and $401,285 for commissions relating to business referred by an affiliate which is another subsidiary of the parent company. The Company rebilled $196,785 in commissions to its affiliate in connection with the use of its staff on missions sourced by the affiliate. In addition, the Company was also billed $376,484 in management fees by its parent company for the fiscal year then ended.

Under the terms of a general and administrative services agreement between the Company and Mantra Americas USA LLC (Mantra), a related party, the Company provides office space and certain general administrative services to Mantra. For the year ended March 31, 2015, the Company billed $13,309 to Mantra for the use of its facilities and administrative staff.

The Company, its parent company and certain other entities affiliated with the parent company have entered into a revolving credit agreement (the "Agreement") to provide funding as needed to any of the parties included in the Agreement. Amounts advanced on the Agreement bear interest of 3% and have no stated expiration. There were no outstanding balances between the Company and the other parties to the Agreement at December 31, 2014.

As of March 31, 2015, amounts due from and to related parties were as follows:

	Due From:	Due To:
Triago Europe SAS - net	-	111,818
Mantra Americas USA LLC	1,209	-
Triago Management Development SARL - net	-	54,783
Total	$ 1,209	$ 166,601

NOTE G - Revenue Concentration and Accounts Receivable

For the year ended March 31, 2015, four customers accounted for over 89% of placement fee income and advisory fees, each representing between 20 to 30% of the company's total revenues for the year then ended. At March 31, 2015, three of these customers accounted for approximately 68% of the Company's accounts receivable with the largest representing 28% of the total. Pursuant to the terms of contracts the Company has with certain customers, approximately $507,000 of the Company's accounts receivable at March 31, 2015 is due between April 2016 and September 2017.

NOTE G - Revenue Concentration and Accounts Receivable (continued)

Trade accounts receivable from customers are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance is based on the Company's history of write-offs, the level of past due accounts and the relationships with, and the economic state of its customers.

NOTE H - Concentration of Credit Risk

The Company maintains cash balances at one financial institution in the United States and one in a foreign country. The cash balances in the United States are covered by regular FDIC insurance up to $250,000. As of March 31, 2015, the Company's cash deposits in the U.S. bank did not exceed the U.S. federally insured limit. Cash balances in a foreign country are without such type of insurance coverage. At March 31, 2015, the foreign cash balance was approximately $200,000.

NOTE I - Employee Benefit Plan

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation. For the year ended March 31, 2015, the Company made matching contributions to the plan of approximately $21,800.

NOTE J - Prior Period Adjustment

The income tax benefit recorded in the prior year was partially the result of reversing the valuation allowance previously recorded for the deferred tax assets relating to prior years' accumulated net operating loss carryforwards. However, the adjustment made resulted in overstated deferred tax assets and income tax benefit of $53,000 at April 1, 2014. The accumulated deficit as of April 1, 2014 has been adjusted to reflect the required correction. This adjustment had no effect on the Company's previously reported or current year net capital under Rule 15c3-1 of the Securities and Exchange Commission.

	Previously Reported	As Adjusted	Difference
Deferred Taxes	$115,000	$ 62,000	$ 53,000

SUPPLEMENTARY SCHEDULES

SCHEDULE 1

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT MARCH 31, 2015

Net Capital:

Total stockholders' equity before nonallowable assets		$ 2,279,708
Less: Accounts receivable	$ 2,095,867	
Due from Affiliate	1,209	
Prepaid expenses	44,082	
Deferred taxes	74,000	
Property and equipment - net	23,837	
Foreign currency - haircut	6,722	2,245,717
Net capital		33,991
Minimum net capital required		17,851
Excess net capital		**$ 16,140**

Capital Ratio:

Aggregate indebtedness to net capital	7.88

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2015)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 27,859
Adjustment to Intecompany commissions	(32,200)
Adjustment to deferred taxes	38,300
Adjustment to other expenses	(6,600)
Adjustment to offset amounts due to affiliates	6,632
Balance - March 31, 2015	$ 33,991

Report of Independent Registered Public Accounting Firm

To the Directors
TRIAGO AMERICAS INC. (D/B/A TRIAGO)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TRIAGO AMERICAS INC. (D/B/A TRIAGO) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 12, 2015

Triago Americas, Inc. (D/B/A Triago) Exemption Report

Triago Americas, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240 .17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared by 17 C.R.F. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exemption.

Triago Americas, Inc. (D/B/A Triago)

I, Victor Quiroga, affirm that, to the best of my knowledge and belief, this exemption report is true and correct.

Victor Quiroga, Managing Partner

**Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation**

**To the Directors
TRIAGO AMERICAS INC. (D/B/A TRIAGO)**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2014 to March 31, 2015, which were agreed to by TRIAGO AMERICAS INC. (D/B/A TRIAGO) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified partners in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers referenced above supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation
-2-

To the Directors
TRIAGO AMERICAS INC. (D/B/A TRIAGO)

This report is intended solely for the information and use of the management of the Company and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 12, 2015

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-8)

FOR THE YEAR ENDED MARCH 31, 2015

Form SIPC-8 General assessment for the year	$	7,247
Less payment made with interim SIPC-7		2,900
Amount due with SIPC-8 - paid in April 2015	$	4,347

SIPC Collection Agent: Securities and Protection Corporation